Issuer Free Writing Prospectus Dated April 16, 2014

(Supplementing Preliminary Prospectus Dated April 9, 2014)

Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-191711

Vital Therapies, Inc.

Free Writing Prospectus

This free writing prospectus relates to the initial public offering of common stock of Vital Therapies, Inc. and should be read together with the preliminary prospectus dated April 9, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 7 to the Registration Statement on Form S-1 relating to this offering of our common stock. The Preliminary Prospectus can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1280776/000119312514136892/d543159ds1a.htm . The following information supplements and updates the information contained in the Preliminary Prospectus. References to “Vital Therapies,” “we,” and “our” refer to Vital Therapies, Inc. and its subsidiaries.

Initial Public Offering Price

The initial public offering price is $12.00 per share.

Common Stock Offered by us in this Offering

4,500,000 shares (plus an additional 675,000 shares the underwriters have an option to purchase).

Net Proceeds from this Offering

We estimate that we will receive net proceeds from this offering of approximately $45.2 million, or $52.8 million if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discount and estimated offering expenses payable by us.

Use of Proceeds

The following disclosure replaces the discussion in the third and fourth full paragraphs on page 41 of the Preliminary Prospectus under the caption “Use of Proceeds.”

“We currently estimate allocating approximately $19 million, $22 million and $3 million of the net proceeds from this offering to fund certain costs expected to be incurred in connection with our VTI-208 Phase 3 clinical trial, VTI-210 Phase 3 clinical trial and VTI-212 Phase 2 clinical trial, respectively, over the next 21 months. These costs include clinical site costs, clinical operations costs, clinical manufacturing costs, and costs associated with clinical shipping and testing. This allocation among the clinical trials is based on the expected relative number of patients to be enrolled in each trial. To the extent our actual net proceeds from this offering are insufficient to fund this allocation, we expect to use some of our existing cash and cash equivalents to fund any difference.

We believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund our operations over the next 21 months. In particular, we believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund development through the completion of enrollment and receipt of topline data from our VTI-208 Phase 3 clinical trial and the completion of enrollment of our VTI-210 Phase 3 clinical trial. We may need to raise additional funds prior to completion of enrollment of our VTI-212 Phase 2 clinical trial.”

Potential Participation in this Offering

The following disclosure replaces the discussion in the sixth paragraph on the front cover of the Preliminary Prospectus.

“Certain of our directors, officers, existing investors and their affiliated entities have indicated an interest in purchasing an aggregate of approximately $30.0 million of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these persons and entities may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. It is also possible that these persons and entities could purchase more shares of our common stock. The underwriters will receive the same underwriting discount on any shares purchased by these persons and entities as they will on any other shares sold to the public in this offering.”

The following disclosure replaces the discussion in the third full paragraph on page 136 of the Preliminary Prospectus under the caption “Underwriting.”

“Certain of our directors, officers, existing investors and their affiliated entities have indicated an interest in purchasing an aggregate of approximately $30.0 million of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these persons and entities may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. It is also possible that these persons and entities could purchase more shares of our common stock. Shares purchased by our directors, officers and existing stockholders will be subject to the lock-up agreements described above. At our request, the underwriters have also reserved for sale, at the initial public offering price, up to 225,000 additional shares of our common stock for sale to some of our employees, business associates and related persons. The underwriters will receive the same underwriting discount on any shares purchased by our directors, officers, employees, existing investors, business associates and related persons as they will on any other shares sold to the public in this offering. If shares are sold to these persons or entities, it will reduce the number of shares available for sale to the general public. Any shares that are not sold to these persons or entities will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.”

Vital Therapies has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Vital Therapies has filed with the SEC for more complete information about Vital Therapies and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Vital Therapies, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from: BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, Email: dg.prospectus_requests@baml.com, or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, Telephone: (800) 221-1037, Email: newyork.prospectus@credit-suisse.com.